Exhibit 99.1
For Immediate Release
Qiao Xing Mobile Communication Co., Ltd. Announces the Change of Its Independent Auditor
Beijing, China (December 12, 2011) — Qiao Xing Mobile Communication Co., Ltd. (“QXM” or the “Company”) (NYSE: QXM), a domestic manufacturer of mobile handsets in China, announced today that Crowe Horwath (HK) CPA Limited was appointed by the Company as its new independent auditor. The decision to engage Crowe Horwath (HK) CPA Limited was approved by the board of directors on December 12, 2011.
About Qiao Xing Mobile Communication Co., Ltd.
Qiao Xing Mobile Communication Co., Ltd. is a domestic manufacturer of mobile handsets in China. QXM manufactures and sells mobile handsets based primarily on the GSM, TD-SCDMA, and WCDMA technologies. It operates its business primarily through CEC Telecom Co., Ltd., its 96.6%-owned subsidiary in China. Through its manufacturing facility in Huizhou, Guangdong Province, China, and its research and development center in Beijing, the Company develops, produces and markets a wide range of mobile handsets. For more information, please visit http://www.qxmc.com.
Safe Harbor Statement
This announcement contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, these forward-looking statements can be identified by words or phrases such as “aim,’’ “anticipate,’’ “believe,’’ “continue,’’ “estimate,’’ “expect,’’ “intend,’’ “is /are likely to,’’ “may,’’ “plan,’’ “potential,’’ “will’’ or other similar expressions. Statements that are not historical facts, including statements about QXM’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Information regarding these factors is included in our filings with the Securities and Exchange Commission. QXM does not undertake any obligation to update any forward-looking statement, except as required under applicable laws. All information provided in this press release is as of December 12, 2011, and QXM undertakes no duty to update such information, except as required under applicable laws.
For further information, contact:
Lucy Wang, Vice President
Qiao Xing Mobile Communication Co., Ltd.
Tel: (8610) 57315638
E-mail: wangjinglu@cectelecom.com